UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

MedImmune, Inc.

(Name of Subject Company)

MedImmune, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 per share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

584699102

(CUSIP Number of Class of Securities)

David M. Mott
Chief Executive Officer, President and Vice Chairman of the Board
One MedImmune Way
Gaithersburg, Maryland, 20878
(301) 398-0000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Frederick W. Kanner
Chang-Do Gong
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on May 3, 2007 (the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) by MedImmune, Inc., a Delaware corporation (“MedImmune”), as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC by MedImmune on May 15, 2007 and Amendment No. 2 to the Schedule 14D-9 filed with the SEC by MedImmune on May 29, 2007, relating to the offer by AstraZeneca Biopharmaceuticals Inc., (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“AstraZeneca”), to purchase all outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “Shares”), of MedImmune at $58.00 per Share (the “Offer”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2007 and in the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item  8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Legal Proceedings

As disclosed in Amendments No. 1 and No. 2 to the Schedule 14D-9, plaintiff Chris Larson commenced a purported class action on April 25, 2007 (Chris Larson v. MedImmune, Inc. et. al. (Case No. 281946, Sixth Judicial Court, Montgomery County, MD)) against MedImmune and its directors purporting to assert claims for self-dealing and breach of fiduciary duty.  On May 29, 2007, plaintiff filed with the court an amended class action complaint and a motion for a temporary restraining order to prevent consummation of the Offer until June 15, 2007.

On May 31, 2007, the court denied plaintiff’s motion for a temporary restraining order.

MedImmune believes that the claims asserted by the plaintiff are without merit and intends to continue to defend the action vigorously.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  May 31, 2007

MedImmune, Inc

By:	/s/ William C. Bertrand
Name:	William C. Bertrand Jr., Esq.
Title:	Senior Vice President, General
Counsel & Corporate Secretary

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